UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Rule 13d-1(d))*

ENGLOBAL CORPORATION

(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

293306106
(CUSIP Number)

Natalie S. Hairston
645 N. Sam Houston Parkway E., Suite 400
Houston, Texas 77060-5914
(281) 878-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293306106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael L. Burrow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 476,247
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 476,247
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,247
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 293306106

Note: This Schedule 13G/A reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2007.

Item 1(a)	Name of Issuer:

ENGlobal Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

645 N. Sam Houston Parkway E., Suite 400
Houston, Texas 77060-5914

Item 2(a)	Name of Person Filing:

Michael L. Burrow

Item 2(b)	Address of Principal Business Office, or if none, Residence:

7955 Shire Lane
Beaumont, Texas 77706

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

293306106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 293306106

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Item 4	Ownership:

(a) Amount beneficially owned:

Mr. Burrow beneficially directly owns 104,542 shares of Common Stock and indirectly owns (through a family limited partnership) 371,701 shares of Common Stock.

(b) Percent of Class: 1.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 476,247

(ii) Shared power to vote or to direct the vote: —

(iii) Sole power to dispose or to direct the disposition of: 476,247

(iv) Shared power to dispose or to direct the disposition of: —

The information provided in 4(c)(iii) above includes 371,705 shares of Common Stock held by a family limited partnership.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

CUSIP No. 293306106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

/s/ Michael L. Burrow
Michael L. Burrow